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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                 Amendment No. 1

                               ZAPATA CORPORATION
                                (Name of Issuer)

                               ZAPATA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.25 per share
                         (Title of Class of Securities)

                                   989070 503
                      (CUSIP Number of Class of Securities)

                           Joseph L. von Rosenberg III
        Executive Vice President, General Counsel and Corporate Secretary

                               ZAPATA CORPORATION
                         1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                January 14, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)





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ITEM 8.           ADDITIONAL INFORMATION.

         Item 8 to this Schedule 13E-4 is hereby supplemented to include the following additional information.

         On January 22, 1997 a complaint was filed in the Court of Chancery of the State of Delaware in and for New Castle County by Hawley Opportunity Fund against the Company and its directors, alleging that the Offer is unfair and should be enjoined and alleging failures to disclose material facts in the Offer to Purchase. A copy of the complaint is included as Exhibit 99.1 to this amendment.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         The following additional exhibit is filed with this amendment.


99.1 Complaint for Injunctive Relief filed by Hawley Opportunity Fund against Malcolm I. Glazer, Avram A. Glazer, Ronald C. Lassiter, Robert V. Leffler and Zapata Corporation in the Court of Chancery of the State of Delaware, New Castle County.



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 24, 1997               By:      /s/ Joseph L. von Rosenberg III
                                               -------------------------------
                                               Executive Vice President,
                                                General Counsel and
                                                Corporate Secretary




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                                  EXHIBIT INDEX

99.1 Complaint for Injunctive Relief filed by Hawley Opportunity Fund against Malcolm I. Glazer, Avram A. Glazer, Ronald C. Lassiter, Robert V. Leffler and Zapata Corporation in the Court of Chancery of the State of Delaware, New Castle County.